KE Holdings Inc.

Oriental Electronic Technology Building

No. 2 Chuangye Road, Haidian District

Beijing 1000086

People’s Republic of China

April 8, 2022

VIA EDGAR

Ms. Babette Cooper

Mr. Wilson Lee

Division of Corporation Finance

Office of Real Estate & Construction

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	KE Holdings Inc. (the “Company”)

Form 20-F for the Fiscal Year Ended December 31, 2020

Filed April 6, 2021

File No. 001-39436

Dear Ms. Cooper and Mr. Lee:

This letter sets forth the Company’s responses to the comments contained in the letter dated April 1, 2022 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s Form 20-F for the fiscal year ended December 31, 2020 filed with the Commission on April 6, 2021 (the “2020 Form 20-F”). The Staff’s comments are repeated below in bold and are followed by the Company’s responses thereto. All capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the 2020 Form 20-F.

FORM 20-F FOR THE FISCAL YEAR ENDED DECEMBER 31, 2020

Explanatory Note, page 1

1.	Please disclose in the explanatory note, if true, that these contracts with the variable interest entities have not been tested in court.

In response to the Staff’s comment, the Company respectfully proposes to revise and include the following disclosure in its future Form 20-F filings:

“As of the date of this annual report, the contracts with the VIEs have not been tested in a court of law.”

KE Holdings Inc.

April 8, 2022

The Company further respectfully advises the Staff that, although the contracts that the Company (through its subsidiaries) enters with the VIEs have not been tested in a court of law, the Company’s PRC legal counsel is unable to conclude that there has not been any case in which certain contracts with respect to the variable interest entities have been tested in a court of law in China, as not all legal proceedings in China are publicly disclosed.

2.	We note your response to our prior comment 9. Please revise the last sentence of the proposed disclosure to make clear whether these risks could cause the value of your securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China’s government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, have or may impact the company’s ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange. Please expand disclosure at the outset of Part I to state whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021 and whether and how the Holding Foreign Companies Accountable Act and related regulations will affect your company.

In response to the Staff’s comment, the Company respectfully proposes to further revise and include the following disclosure at the outset of part I in its future 20-F filings, subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

“We face various risks and uncertainties related to doing business in China. Our business operations are primarily conducted in China, and we are subject to complex and evolving PRC laws and regulations. For example, we face risks associated with regulatory approvals on offshore offerings and listings, anti-monopoly regulatory actions, and oversight on cybersecurity and data privacy. PRC government’s authority in regulating our operations and its oversight and control over offerings and listings conducted overseas by, and foreign investment in, China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. Implementation of industry-wide regulations in this nature may cause the value of such securities to significantly decline or be worthless. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China.”

For example, the recently promulgated PRC Data Security Law and the PRC Personal Information Protection Law in 2021 posed additional challenges to our cybersecurity and data privacy compliance. The Cybersecurity Review Measures issued by the Cyberspace Administration of China, or the CAC and several other PRC governmental authorities in December 2021, as well as the Administration Regulations on Cyber Data Security (Draft for Comments) published by the CAC for public comments in November 2021, exposes uncertainties and potential additional restrictions on China-based overseas-listed companies like us. If the detailed rules, implementations, or the enacted version of the draft measures mandate clearance of cybersecurity review and other specific actions to be completed by us, we face uncertainties as to whether such clearance can be timely obtained, the failure of which may subject us to penalties, which could materially and adversely affect our business and results of operations and the price of our ADSs. See “Item 3. Key Information—Risk Factors—Risks Related to Our Business and Industry—Our business generates and processes a large amount of data and is subject to various evolving PRC laws and regulations regarding cybersecurity and data privacy. Failure of cybersecurity and data privacy concerns could subject us to significant reputational, financial, legal and operational consequences, and deter current and potential customers from using our services” for additional details.

KE Holdings Inc.

April 8, 2022

In addition, on December 24, 2021, the China Securities Regulatory Commission, or the CSRC, published the draft Regulations of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), or the Administrative Provisions, and the draft Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) for public comments. Pursuant to these drafts, PRC domestic companies that directly or indirectly seek to offer or list their securities on an overseas stock exchange, including a PRC company limited by shares and an offshore company whose main business operations are in China and intends to offer securities or be listed on an overseas stock exchange based on its onshore equities, assets, incomes or similar interests, are required to file with the CSRC within three business days after submitting their application documents to the regulator in the place of intended listing or offering. Particularly, as for the PRC domestic companies that have directly or indirectly listed securities in overseas markets intend to conduct follow-on offerings in overseas markets, such companies are required to submit the filing with respect to the follow-on offering within three business days after completion of the follow-on offering. Failure to complete the filing under the Administrative Provisions may subject the domestic company to a warning or a fine of RMB1 million to RMB10 million. In serious circumstances, the domestic company may be ordered to suspend its business or suspend its business pending rectification, or its permits or businesses licenses may be revoked. At the press conference held for these draft regulations on December 24, 2021, officials from the CSRC confirmed that if complying with applicable PRC laws and regulations, companies with VIE structure may conduct overseas offering and listing. As of the date of this annual report, there is no schedule for the adoptions of such drafts, and it remains unclear whether the versions adopted will have any further material changes. There remain substantial uncertainties about how these drafts will be enacted, interpreted or implemented and how they will affect our operations and future overseas offerings. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PRC government’s oversight and discretion over our business operations could result in a material adverse change in our operations and the value of our ADSs.”

Furthermore, the PRC anti-monopoly regulators have promulgated new anti-monopoly and competition laws and regulations and strengthened the enforcement under these laws and regulations. There remains uncertainties as to how the laws, regulations and guidelines recently promulgated will be implemented and whether these laws, regulations and guidelines will have a material impact on our business, financial condition, results of operations and prospects. We cannot assure you that our business operations comply with such regulations and authorities’ requirements in all respects. If any non-compliance is raised by relevant authorities and determined against us, we may be subject to fines and other penalties. See “Item 3. Key Information—Risk Factors—Risks Related to Our Business and Industry—Any failure or perceived failure by us to comply with the anti-monopoly and competition laws and regulations in the PRC may result in governmental investigations, enforcement actions, litigation or claims against us and could have an adverse effect on business, reputation, results of operations and financial condition.”

KE Holdings Inc.

April 8, 2022

Risks and uncertainties arising from the legal system in China, including risks and uncertainties regarding that the rules and regulations in China can change quickly with little advance notice and that the Chinese government may intervene or influence our operations at any time, could result in a material adverse change in our operations and the value of our ADSs. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could materially and adversely affect us.”

These risks could result in a material adverse change in our operations and the value of our ADSs, significantly limit or completely hinder our ability to continue to offer securities to investors, or cause the value of such securities to significantly decline or be worthless. For a detailed description of risks related to doing business in China, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China.”

. . .

“The Holding Foreign Companies Accountable Act

The Holding Foreign Companies Accountable Act, or the HFCAA, was enacted on December 18, 2020. The HFCAA states that if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. Since our auditor is located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities, our auditor is not currently inspected by the PCAOB. The related risks and uncertainties could cause the value of our ADSs to significantly decline or be worthless. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PCAOB is currently unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor deprives our investors with the benefits of such inspections” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our ADSs will be prohibited from trading in the United States under the HFCAA in 2024 if the PCAOB is unable to inspect or fully investigate auditors located in China, or in 2023 if proposed changes to the law are enacted. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.””

KE Holdings Inc.

April 8, 2022

3.	We note your response to our prior comment 10. Please also refrain from using terms such as “our VIE contractual arrangements” when describing activities or functions of the VIE. In that regard, please ensure consistent references to the VIE throughout your filing.

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced term as “the VIE contractual arrangements” and undertakes to refrain from using terms that indicate equity ownership to the VIEs such as “our VIE(s).”

Item 3. Key Information, page 4

4.	We note the revisions made in response to comment 1 and we reissue. We note your disclosure that the Cayman Islands holding company controls and receives the economic benefits of the VIE’s business operations through contractual agreements between the VIE and your Wholly Foreign-Owned Enterprise (WFOE) and that those agreements are designed to provide your WFOE with the power, rights, and obligations equivalent in all material respects to those it would possess as the principal equity holder of the VIE. We also note your disclosure that the Cayman Islands holding company is the primary beneficiary of the VIE. However, neither the investors in the holding company nor the holding company itself have an equity ownership in, direct foreign investment in, or control of, through such ownership or investment, the VIE. Accordingly, please refrain from implying that the contractual agreements are equivalent to equity ownership in the business of the VIE. Any references to control or benefits that accrue to you because of the VIE should be limited to a clear description of the conditions you have satisfied for consolidation of the VIE under U.S. GAAP. Additionally, your disclosure should clarify that you are the primary beneficiary of the VIE for accounting purposes. Please also disclose, if true, that the VIE agreements have not been tested in a court of law.

In response to the Staff’s comment, the Company respectfully proposes to revise the disclosure referenced as follows, in which the use of terms such as “equivalent to equity ownership” is refrained, it is clarified the Company is the primary beneficiary of the VIEs for accounting purposes, and the VIE agreements have not been tested in a court of law:

“Our Holding Company Structure and the VIE Contractual Arrangements

KE Holdings Inc. is not an operating company in China but a Cayman Islands holding company with no material operations of its own and no equity ownership in the VIEs. We conduct our operations primarily through (i) our PRC subsidiaries and (ii) the VIEs, with which we maintain contractual agreements. Our value-added telecommunication services and certain financial services in the PRC have been conducted through the applicable VIEs in order to comply with the PRC laws and regulations, which restrict and impose conditions on foreign direct investment in companies involved in the provision of value-added telecommunication services and certain financial service. Accordingly, we operate these businesses in China through the applicable VIEs, and rely on contractual arrangements among our PRC subsidiaries, the VIEs and their shareholders to control the business operations of the VIEs. The VIEs collectively held 29.5% of our cash, cash equivalents and restricted cash and 12.9% of our total assets as of December 31, 2021. Revenues contributed by the VIEs, excluding inter-group transactions, accounted for 11.6%, 1.4% and 1.2% of our total net revenues for the fiscal years 2019, 2020 and 2021, respectively. As used in this annual report, “Beike,” “we,” “us,” “our company” or “our” refers to KE Holdings Inc., its subsidiaries, and, in the context of describing the consolidated financial information, the VIEs and their subsidiaries in China. Investors in our ADSs thus are not purchasing equity interest in the VIEs in China but instead are purchasing equity interest in KE Holdings Inc., a Cayman Islands holding company.

KE Holdings Inc.

April 8, 2022

A series of contractual agreements, including power of attorney, exclusive business cooperation agreements, equity pledge agreements, exclusive option agreements and spouse consent letters, have been entered into by and among our WFOEs, the VIEs and their respective shareholders. Terms contained in each set of contractual arrangements with the VIEs and their respective shareholders are substantially similar. As a result, KE Holdings Inc. controls, and receives economic benefits from, the VIEs through the VIE contractual arrangements. KE Holdings Inc. is also considered the primary beneficiary of the VIEs for accounting purposes, and we have consolidated the financial results of the VIEs and their subsidiaries in our consolidated financial statements in accordance with U.S. GAAP. However, neither KE Holdings Inc. nor its investors has an equity ownership in, direct foreign investment in, or control through such ownership or investment of, the VIEs, and the VIE contractual arrangements are not equivalent to an equity ownership in the business of the VIEs. As of the date of this annual report, the contracts with the VIEs have not been tested in a court of law. For more details of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with the VIEs and Their Shareholders.””

5.	Please provide early in this section a diagram of the company’s corporate structure, identifying the person or entity that owns the equity in each depicted entity. Describe all contracts and arrangements through which you claim to have economic rights and exercise control that results in consolidation of the VIE’s operations and financial results into your financial statements. Describe the relevant contractual agreements between the entities and how this type of corporate structure may affect investors and the value of their investment, including how and why the contractual arrangements may be less effective than direct ownership and that the company may incur substantial costs to enforce the terms of the arrangements. Disclose the uncertainties regarding the status of the rights of the Cayman Islands holding company with respect to its contractual arrangements with the VIE, its founders and owners, and the challenges the company may face enforcing these contractual agreements due to legal uncertainties and jurisdictional limits.

In response to the Staff’s comment, the Company respectfully proposes to include the following disclosure in its future Form 20-F filings, subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

“A series of contractual agreements, including power of attorney, exclusive business cooperation agreements, equity pledge agreements, exclusive option agreements and spouse consent letters, have been entered into by and among our WFOEs, the VIEs and their respective shareholders. Terms contained in each set of contractual arrangements with the VIEs and their respective shareholders are substantially similar. As a result, KE Holdings Inc. controls, and receives economic benefits from, the VIEs through the VIE contractual arrangements. KE Holdings Inc. is also considered the primary beneficiary of the VIEs for accounting purposes, and we have consolidated the financial results of the VIEs and their subsidiaries in our consolidated financial statements in accordance with U.S. GAAP. However, neither KE Holdings Inc. nor its investors has an equity ownership in, direct foreign investment in, or control through such ownership or investment of, the VIEs, and the VIE contractual arrangements are not equivalent to an equity ownership in the business of the VIEs. As of the date of this annual report, the contracts with the VIEs have not been tested in a court of law. For more details of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with the VIEs and Their Shareholders.”

KE Holdings Inc.

April 8, 2022

The following diagram illustrates our corporate structure, including our principal subsidiaries, principal VIEs and their principal subsidiaries, and other entities that are material to our business, as of the date of this annual report:

Equity interest (100% unless otherwise specified)

Contractual arrangements. For more details, see “—Contractual Arrangements with the VIEs and Their Subsidiaries”

Notes:

(1)	The registered shareholders of Beijing Lianjia are (i) Mrs. Zuo, Mr. SHAN Yigang, Mr. XU Wangang and entities controlled by Mr. PENG Yongdong or Mr. SHAN Yigang, holding 81% equity interests in aggregate and (ii) several other individuals and entities affiliated with us, holding 19% equity interests in aggregate. Mrs. ZUO is the spouse of Mr. ZUO Hui and a major shareholder of us. Each of Mr. PENG Yongdong, Mr. SHAN Yigang and Mr. XU Wangang is our director. The registered shareholders of Tianjin Xiaowu are Mrs. Zuo and Mr. SHAN, holding 94% and 6% equity interests, respectively. The registered shareholders of Yiju Taihe are (i) Beijing Lianjia, holding 80% equity interests; (ii) Mrs. ZUO, Mr. SHAN, Mr. XU Wangang and entities controlled by Mrs. ZUO or Mr. SHAN, holding 17% equity interests in aggregate and (iii) several other individuals and entities affiliated with us, holding 3% equity interests in aggregate. The registered shareholders of Beijing Beijia are (i) Mr. PENG and Mr. XU Tao, holding 50% equity interests in aggregate and (ii) several other individuals affiliated with us, holding 50% equity interests in aggregate. The registered shareholders of Beijing Beihao are (i) Mr. XU Wangang, holding 4% equity interests; and (ii) several other individuals affiliated with us, holding 96% equity interests in aggregate.

(2)	Beijing Zhongrongxin Financing Guarantee Co., Ltd. owns 95% of the total equity interest, and Beijing Zhonghetai Investment Consulting Co., Ltd,. a wholly-owned subsidiary of Yiju Taihe, owns the remaining 5%.

KE Holdings Inc.

April 8, 2022

Our corporate structure is subject to risks associated with our contractual arrangements with the VIEs. Investors may not directly hold equity interests in the VIEs or in the businesses that are conducted by the VIEs, and the VIE structure provides contractual exposure to foreign investment in the companies which involve foreign investment restrictions. If the PRC government finds that the agreements that establish the structure for operating our business do not comply with PRC laws and regulations, or if these regulations or their interpretations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. This may result in the VIEs being deconsolidated, which would materially and adversely affect our operations, and our ADSs may decline significantly in value or become worthless. Our holding company, our PRC subsidiaries, the VIEs, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIEs and, consequently, significantly affect the financial performance of the VIEs and our company as a whole. The PRC regulatory authorities could disallow the VIE structure, which would likely result in a material adverse change in our operations, and our Class A ordinary shares or our ADSs may decline significantly in value or become worthless. The contractual arrangements may not be as effective as direct ownership in providing us with control over the VIEs, the shareholders of the VIEs may have potential conflicts of interest with us, and we may incur substantial costs to enforce the terms of the arrangements. As such, the VIE structure involves unique risks to investors of our holding company. For a detailed description of the risks associated with our corporate structure, please refer to risks disclosed under “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure.””

6.	We reissue comment 3. Disclose in this section each permission or approval that you, your subsidiaries, or the VIEs are required to obtain from Chinese authorities to offer the securities to foreign investors. State whether you, your subsidiaries, or VIEs are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve the VIE’s operations and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you, your subsidiaries, or the VIEs do not receive or maintain such permissions or approvals.

KE Holdings Inc.

April 8, 2022

In response to the Staff’s comment, the Company respectfully proposes to include the following disclosure in its future Form 20-F filings, subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

“Permissions Required from the PRC Authorities for Our Operations

We conduct our business primarily through our subsidiaries and the VIEs in China. Our operations in China are governed by PRC laws and regulations. In addition to the Business License issued by the relevant department of the State Administration for Market Regulation for each of our PRC subsidiaries and the VIEs, the relevant PRC subsidiaries and the VIEs are required to obtain, and have obtained the following requisite permissions for their main operations: the Filings for Real Estate Brokerage Business, the Operating License for Value-Added Telecommunication Business, the License for Non-Financial Institution Payment Service, the License for Non-Financial Institution Payment Service, the Approval for Establishment of Micro Credit Company, the License for Financing Guarantee Business, the License for Insurance Brokerage Business, the Approval for Commercial Factoring Business and Filing on Commercial Franchising.

Apart from the permits and licenses above, we may be subject to additional licensing requirements for our business operation due to the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—If we fail to obtain or keep licenses, permits or approvals applicable to the various services provided by us, we may incur significant financial penalties and other government sanctions” for more details.

Furthermore, in connection with our issuance of securities to foreign investors, as of the date of this annual report, we, our PRC subsidiaries and the VIEs are not required to obtain any approval or permission from the CSRC, CAC or any other PRC governmental authorities, nor have we, our PRC subsidiaries and the VIEs received any formal inquiry, notice, warning or sanction from any PRC governmental authorities in connection with requirements of obtaining such approval or permission, under any currently effective PRC laws, regulations and regulatory rules. However, the PRC government has recently indicated an intent to exert more oversight over offerings that are conducted overseas and/or foreign investment in China-based issuers like us, and published a series of proposed rules for public comments in this regard, the enaction timetable, final content, interpretation and implementation of which remains uncertain. Therefore, there are substantial uncertainties as to how PRC governmental authorities will regulate overseas listing in general and whether we are required to complete filing or obtain any specific regulatory approvals from the CSRC, CAC or any other PRC governmental authorities for our future offshore offerings. If we had inadvertently concluded that such approvals were not required, or if applicable laws, regulations or interpretations change in a way that requires us to obtain such approval in the future, we may be unable to obtain such necessary approvals in a timely manner, or at all, and such approvals may be rescinded even if obtained. Any such circumstance could subject us to penalties, including fines, suspension of business and revocation of required licenses, significantly limit or completely hinder our ability to continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The filing, approval or other administration requirements of the CSRC, the CAC or other PRC governmental authorities may be required in connection with our offshore offerings under PRC law” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PRC government’s oversight and discretion over our business operations could result in a material adverse change in our operations and the value of our ADSs” for more details.”

KE Holdings Inc.

April 8, 2022

7.	We note your response to our prior comment 4. Please ensure that amounts included in this disclosure can be cross-referenced to the condensed consolidating schedule and the consolidated financial statements. Further, please include this information with the disclosures to be provided at both the outset of Item 3 and also the outset of Part I.

In response to the Staff’s comment, the Company respectfully proposes to revise and include the following disclosure in its future Form 20-F filings, subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

“KE Holdings Inc., our Cayman Islands holding company, or the Parent, transfers cash to our wholly-owned Hong Kong subsidiaries (through intermediate holding companies in the British Virgin Islands), by making capital contributions or providing loans, and our Hong Kong subsidiaries transfer cash to our PRC subsidiaries by making capital contributions or providing loans to them.

Because the Parent and its subsidiaries control the VIEs through contractual arrangements, they are not able to make direct capital contribution to the VIEs and their subsidiaries. However, they may transfer cash to the VIEs by loans or by making payment to the VIEs for inter-group transactions.

The following table sets forth the amount of the transfers for the periods presented.

	Years Ended December 31,
	2019	2020	2021

	(RMB in thousands)
Loans from parent to Cayman, BVI, and Hong Kong subsidiaries	15,719,863	38,818,154	4,581,814
Capital contributions from Hong Kong subsidiaries to PRC subsidiaries	3,226,094	538,439	300,000
Loans from Hong Kong subsidiaries to PRC subsidiaries	9,798,625	5,619,185	9,332,778
Net amounts paid / (received) by subsidiaries to / (from) VIEs*	10,936,826	(1,664,566)	240,243
Transfer of intangible asset (advertising resources) from Parent to subsidiaries	—	2,036,154	—

Note:

* The cash flows between the subsidiaries and the VIEs included the following:

●	Cash paid by the subsidiaries to the VIEs for financial platform and other financial related services provided by the VIEs;

●	Cash paid by the subsidiaries to the VIEs for referral and other services;

●	Cash paid by the VIEs to the subsidiaries for referral and professional services; and

●	Intercompany advances from equity-owned subsidiaries to the VIEs, and repayment of intercompany advances by the VIEs.

KE Holdings Inc.

April 8, 2022

The cash received from loans and payment for acquiring the subsidiaries were used by the VIEs for returning the onshore capital to preferred shareholders in connection with the reorganization. Other funds have been used by the VIEs for their operations.

As of December 31, 2021, the Parent had made cumulative capital contribution of RMB4,064.5 million and provided cumulative loans of RMB24,750.6 million to our PRC subsidiaries through intermediate holding companies.

The VIEs may transfer cash to the relevant WFOEs by paying service fees according to the exclusive business cooperation agreements. Pursuant to these agreements between each of the VIEs and its corresponding WFOEs, each of the VIEs agrees to pay the relevant WFOE for services related to comprehensive technical support, professional training, consulting and marketing and promotional services at an amount based on 100% of the balance of the gross consolidated profits of each VIE after offsetting the accumulated losses for the preceding financial years and deducting the working capital, expenses, taxes and other statutory contributions required for any financial year, or the amount determined by the WFOE in accordance with the terms of the agreements. Considering the future operating and cashflow needs of the VIEs, for the years ended December 31, 2019, 2020 and 2021, no service fees were charged to the VIEs by the WFOEs, and no payments were made by the VIEs under these agreements. If there is any amount payable to relevant WFOEs under the VIE agreements, the VIEs will settle the amount accordingly.

For the years ended December 31, 2019, 2020 and 2021, no dividends or distributions were made to the Parent by our subsidiaries. For the years ended December 31, 2019, 2020 and 2021, no dividends or distributions were made to U.S. investors.

For purposes of illustration, the following discussion reflects the hypothetical taxes that might be required to be paid within Mainland China, assuming that: (i) we have taxable earnings, and (ii) we determine to pay a dividend in the future:

Taxation Scenario(1)
Statutory Tax and Standard Rates
Hypothetical pre-tax earnings(2)	100%
Tax on earnings at statutory rate of 25%(3)	(25)%
Net earnings available for distribution	75%
Withholding tax at standard rate of 10%(4)	(7.5)%
Net distribution to Parent/Shareholders	67.5%

Notes:

(1)	For purposes of this example, the tax calculation has been simplified. The hypothetical book pre-tax earnings amount, not considering timing differences, is assumed to equal taxable income in China.

(2)	Under the terms of VIE agreements, our PRC subsidiaries may charge the VIEs for services provided to VIEs. These fees shall be recognized as expenses of the VIEs, with a corresponding amount as service income by our PRC subsidiaries and eliminate in consolidation. For income tax purposes, our PRC subsidiaries and VIEs file income tax returns on a separate company basis. The fees paid are recognized as a tax deduction by the VIEs and as income by our PRC subsidiaries and are tax neutral.

(3)	Certain of our subsidiaries and VIEs qualifies for a 15% preferential income tax rate in China. However, such rate is subject to qualification, is temporary in nature, and may not be available in a future period when distributions are paid. For purposes of this hypothetical example, the table above reflects a maximum tax scenario under which the full statutory rate would be effective.

(4)	The PRC Enterprise Income Tax Law imposes a withholding income tax of 10% on dividends distributed by a foreign invested enterprise, or FIE, to its immediate holding company outside of China. A lower withholding income tax rate of 5% is applied if the FIE’s immediate holding company is registered in Hong Kong or other jurisdictions that have a tax treaty arrangement with China, subject to a qualification review at the time of the distribution. For purposes of this hypothetical example, the table above assumes a maximum tax scenario under which the full withholding tax would be applied.

KE Holdings Inc.

April 8, 2022

The table above has been prepared under the assumption that all profits of the VIEs will be distributed as fees to our PRC subsidiaries under tax neutral contractual arrangements. If, in the future, the accumulated earnings of the VIEs exceed the fees paid to our PRC subsidiaries (or if the current and contemplated fee structure between the intercompany entities is determined to be non-substantive and disallowed by Chinese tax authorities), the VIEs could, as a matter of last resort, make a non-deductible transfer to our PRC subsidiaries for the amounts of the stranded cash in the VIEs. This would result in such transfer being non-deductible expenses for the VIEs but still taxable income for the PRC subsidiaries. Such a transfer and the related tax burdens would reduce our after-tax income to approximately 50.6% of the pre-tax income. Our management believes that there is only a remote possibility that this scenario would happen.

As KE Holdings Inc. is a Cayman Islands holding company with no material operations of its own, its ability to pay dividends depends upon dividends paid by our PRC subsidiaries. Our PRC subsidiaries in turn generate income from their own operations, and in addition enjoy all economic benefit and may receive service fees from the VIEs pursuant to the exclusive business cooperation agreement with the VIEs. If our existing PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to distribute earnings or pay dividends to us. Under PRC law, each of our subsidiaries and the VIEs in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, each of our subsidiaries and the VIEs in China may allocate a portion of its after-tax profits based on PRC accounting standards to a surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE and declaration and payment of withholding tax. Additionally, if our PRC subsidiaries and the VIEs incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends or make other distributions to us. Our PRC subsidiaries have not paid dividends and will not be able to pay dividends until it generates accumulated profits and meets the requirements for statutory reserve funds. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies may delay us from using the proceeds of our offshore offerings to make loans or additional capital contributions to our PRC subsidiaries and to make loans to the VIEs, which could materially and adversely affect our liquidity and our ability to fund and expand our business” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.” Except these regulatory requirements, there are not any other statutory restrictions and limitations on our ability to distribute earnings from our PRC subsidiaries to the parent company and U.S. investors or the ability of the VIEs to settle amounts owned under the VIE agreements.”

KE Holdings Inc.

April 8, 2022

The Company further respectfully advises the Staff that it will provide the updated information by the time it files its annual report on Form 20-F for the fiscal year ended December 31, 2021 and onwards.

8.	We have further considered your response to our prior comment 5 issued in our letter dated September 20, 2021 and reflected in your correspondence dated October 25, 2021 where you proposed to provide financial information related to the VIEs in tabular format. Please revise such information further to present the WFOEs that are the primary beneficiaries of the VIEs in a separate column, and describe the intercompany activities under the VIE agreements in order to provide investors with an understanding for how the VIE transacts with the WFOE and how the WFOE transacts with the parent.

In response to the Staff’s comment, the Company respectfully proposes to revise and include the following disclosure early in Item 3 in its future Form 20-F filings, subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

“Financial Information Related to the VIEs

The following table presents the condensed consolidating schedule of balance sheet data for the Parent, our wholly owned subsidiaries that are primary beneficiary of VIEs, VIEs (inclusive of the VIEs’ subsidiaries) and other consolidated subsidiaries (“Other Subsidiaries”) as of the dates presented.

KE Holdings Inc.

April 8, 2022

	As of December 31,
	2020
	Parent	Other Subsidiaries	Primary Beneficiary of VIEs	VIEs	Eliminations	Consolidated

	(RMB in thousands)
Cash and cash equivalents	3,261,585	30,110,015	6,515,991	1,082,388	—	40,969,979
Restricted cash	—	2,506,256	—	6,061,240	—	8,567,496
Short-term investments	3,903,368	8,697,461	2,021,740	1,065,752	—	15,688,321
Accounts receivable, net	—	13,091,436	—	92,123	—	13,183,559
Amount due from the Group companies(1)	2,618,824	33,531,667	21,620,906	2,603,884	(60,375,281)	—
Other current assets	54,882	7,208,949	160	1,865,755	—	9,129,746
Total current assets	9,838,659	95,145,784	30,158,797	12,771,142	(60,375,281)	87,539,101
Investment in subsidiaries and VIEs(2)	57,035,601	640,795	15,560,710	—	(73,237,106)	—
Long-term investment	—	3,033,573	—	106,742	—	3,140,315
Right-of-use assets	—	6,775,491	—	45,609	—	6,821,100
Intangible assets, net(3)	—	3,013,220	—	48,452	(1,419,021)	1,642,651
Other non-current assets	—	4,629,048	54	513,368	9,899	5,152,369
Total non-current assets	57,035,601	18,092,127	15,560,764	714,171	(74,646,228)	16,756,435
TOTAL ASSETS	66,874,260	113,237,911	45,719,561	13,485,313	(135,021,509)	104,295,536
Accounts payable	—	6,455,743	—	139,103	—	6,594,846
Employee compensation and welfare payable	—	10,873,344	—	358,456	—	11,231,800
Customer deposits payable	—	1,362,765	—	5,380,491	—	6,743,256
Amount due to the Group companies(1)	—	26,843,614	31,687,149	1,844,518	(60,375,281)	—
Other current liabilities	108,813	6,824,821	88,106	2,041,704	—	9,063,444
Total current liabilities	108,813	52,360,287	31,775,255	9,764,272	(60,375,281)	33,633,346
Total non-current liabilities	—	3,816,358	5,141	48,175	—	3,869,674
TOTAL LIABILITIES	108,813	56,176,645	31,780,396	9,812,447	(60,375,281)	37,503,020
TOTAL KE HOLDINGS INC. SHAREHOLDERS' EQUITY (DEFICIT)	66,765,447	57,035,601	13,939,165	3,671,462	(74,646,228)	66,765,447
Non-controlling interests	—	25,665	—	1,404	—	27,069
TOTAL SHAREHOLDERS’ EQUITY (DEFICIT)	66,765,447	57,061,266	13,939,165	3,672,866	(74,646,228)	66,792,516
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)	66,874,260	113,237,911	45,719,561	13,485,313	(135,021,509)	104,295,536

KE Holdings Inc.

April 8, 2022

	As of December 31,
	2021
	Parent	Other Subsidiaries	Primary Beneficiary of VIEs	VIEs	Eliminations	Consolidated

	(RMB in thousands)
Cash and cash equivalents	55,235	12,254,154	5,671,331	2,465,384	—	20,446,104
Restricted cash	—	868,862	—	5,417,243	—	6,286,105
Short-term investments	81,906	26,406,831	2,589,120	324,804	—	29,402,661
Accounts receivable, net	—	9,299,766	—	25,186	—	9,324,952
Amount due from the Group companies(1)	1,997,867	39,562,161	25,522,236	2,805,071	(69,887,335)	—
Other current assets	55,320	3,152,387	640	1,258,185	—	4,466,532
Total current assets	2,190,328	91,544,161	33,783,327	12,295,873	(69,887,335)	69,926,354
Investment in subsidiaries and VIEs(2)	62,289,064	1,460,163	18,311,531	—	(82,060,758)	—
Long-term investment	2,527,253	14,149,543	—	361,375	—	17,038,171
Right-of-use assets	—	7,230,689	—	13,522	—	7,244,211
Intangible assets, net(3)	—	2,231,564	—	40,754	(1,131,045)	1,141,273
Other non-current assets	—	4,769,324	3,716	195,816	—	4,968,856
Total non-current assets	64,816,317	29,841,283	18,315,247	611,467	(83,191,803)	30,392,511
TOTAL ASSETS	67,006,645	121,385,444	52,098,574	12,907,340	(153,079,138)	100,318,865
Accounts payable	—	5,946,929	—	61,836	—	6,008,765
Employee compensation and welfare payable	—	9,429,532	—	404,715	—	9,834,247
Customer deposits payable	—	774,120	—	3,407,217	—	4,181,337
Amount due to the Group companies(1)	—	30,325,174	34,746,136	4,816,025	(69,887,335)	—
Other current liabilities	32,669	8,221,055	68,725	589,339	—	8,911,788
Total current liabilities	32,669	54,696,810	34,814,861	9,279,132	(69,887,335)	28,936,137
Total non-current liabilities	—	4,319,336	—	7,899	—	4,327,235
TOTAL LIABILITIES	32,669	59,016,146	34,814,861	9,287,031	(69,887,335)	33,263,372
TOTAL KE HOLDINGS INC. SHAREHOLDERS' EQUITY (DEFICIT)	66,973,976	62,289,064	17,283,713	3,619,026	(83,191,803)	66,973,976
Non-controlling interests	—	80,234	—	1,283	—	81,517
TOTAL SHAREHOLDERS’ EQUITY (DEFICIT)	66,973,976	62,369,298	17,283,713	3,620,309	(83,191,803)	67,055,493
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)	67,006,645	121,385,444	52,098,574	12,907,340	(153,079,138)	100,318,865

KE Holdings Inc.

April 8, 2022

The following table presents the condensed consolidating schedule of results of operations for the VIEs and other entities for the periods presented.

	For the Year ended December 31,
	2019
	Parent	Other Subsidiaries	Primary Beneficiary of VIEs	VIEs	Eliminations	Consolidated

	(RMB in thousands)
Net revenues from third parties	—	40,819,608	—	5,195,298	—	46,014,906
Net revenues from the Group companies(4)	—	1,692,290	—	1,598,553	(3,290,843)	—
Total net revenues	—	42,511,898	—	6,793,851	(3,290,843)	46,014,906
Cost of revenues - third parties	—	(30,978,633)	—	(3,768,229)	—	(34,746,862)
Cost of revenues – Group companies	—	(1,334,922)	—	(1,934,136)	3,269,058	—
Total cost of revenues(4)	—	(32,313,555)	—	(5,702,365)	3,269,058	(34,746,862)
Gross profit	—	10,198,343	—	1,091,486	(21,785)	11,268,044
Operating expenses(3)(4)	(584,948)	(10,705,665)	(519)	(1,676,094)	(86,358)	(13,053,584)
Others	(10,404)	271,007	(91,697)	340,870	—	509,776
Income from the Group companies(3)	—	—	—	—	—	—
Share of income (loss) of subsidiaries and VIEs(2)	(1,588,194)	(279,938)	1,765,106	—	103,026	—
Income (loss) before income tax benefit (expense)	(2,183,546)	(516,253)	1,672,890	(243,738)	(5,117)	(1,275,764)
Income tax benefit (expense)	—	(960,563)	-	56,200	—	(904,363)
Net income (loss)	(2,183,546)	(1,476,816)	1,672,890	(187,538)	(5,117)	(2,180,127)
Net loss (income) attributable to non-controlling interests shareholders	-	(3,235)	-	(184)	-	(3,419)
Net income (loss) attributable to KE Holdings Inc.	(2,183,546)	(1,480,051)	1,672,890	(187,722)	(5,117)	(2,183,546)

KE Holdings Inc.

April 8, 2022

	For the Year ended December 31,
	2020
	Parent	Subsidiaries	Primary Beneficiary of VIEs	VIEs	Eliminations	Consolidated

	(RMB in thousands)
Net revenues from third parties	—	69,460,679	—	1,020,299	—	70,480,978
Net revenues from the Group companies(4)	—	237,173	—	187,299	(424,472)	—
Total net revenues	—	69,697,852	—	1,207,598	(424,472)	70,480,978
Cost of revenues - third parties	—	(53,339,682)	—	(281,439)	—	(53,621,121)
Cost of revenues – Group companies(4)	—	(191,365)	—	(209,074)	400,439	—
Total cost of revenues	—	(53,531,047)	—	(490,513)	400,439	(53,621,121)
Gross profit	—	16,166,805	—	717,085	(24,033)	16,859,857
Operating expenses(3)(4)	(203,686)	(13,740,554)	(646)	(378,111)	304,949	(14,018,048)
Others	161,577	960,121	108,187	315,425	—	1,545,310
Income from the Group companies(3)	756,812	—		—	(756,812)	—
Share of income (loss) of subsidiaries and VIEs(2)	2,062,889	630,796	3,808,583	—	(6,502,268)	—
Income (loss) before income tax benefit (expense)	2,777,592	4,017,168	3,916,124	654,399	(6,978,164)	4,387,119
Income tax benefit (expense)	—	(1,477,635)	(90,985)	(40,176)	—	(1,608,796)
Net income (loss)	2,777,592	2,539,533	3,825,139	614,223	(6,978,164)	2,778,323
Net loss (income) attributable to non-controlling interests shareholders	—	(748)	—	17	—	(731)
Net income (loss) attributable to KE Holdings Inc.	2,777,592	2,538,785	3,825,139	614,240	(6,978,164)	2,777,592

	For the Year ended December 31,
	2021
	Parent	Subsidiaries	Primary Beneficiary of VIEs	VIEs	Eliminations	Consolidated

	(RMB in thousands)
Net revenues from third parties	—	79,805,556	—	946,883	—	80,752,439
Net revenues from the Group companies(4)	—	399,217	—	184,717	(583,934)	—
Total net revenues	—	80,204,773	—	1,131,600	(583,934)	80,752,439
Cost of revenues - third parties	—	(64,503,389)	—	(429,635)	—	(64,933,024)
Cost of revenues – Group companies(4)	—	(16,547)	—	(189,293)	205,840	—
Total cost of revenues	—	(64,519,936)	—	(618,928)	205,840	(64,933,024)
Gross profit	—	15,684,837	—	512,672	(378,094)	15,819,415
Operating expenses(3)(4)	(92,393)	(17,101,568)	(3)	(643,533)	663,218	(17,174,279)
Others	316,844	1,865,693	168,328	117,122	27,603	2,495,590
Income from the Group companies(3)	—	—	—	—	—	—
Share of income (loss) of subsidiaries and VIEs(2)	(748,580)	46,768	995,792	—	(293,980)	—
Income (loss) before income tax benefit (expense)	(524,129)	495,730	1,164,117	(13,739)	18,747	1,140,726
Income tax benefit (expense)	—	(1,557,553)	(69,121)	(38,818)	—	(1,665,492)
Net income (loss)	(524,129)	(1,061,823)	1,094,996	(52,557)	18,747	(524,766)
Net loss (income) attributable to non-controlling interests shareholders	—	516	—	121	—	637
Net income (loss) attributable to KE Holdings Inc.	(524,129)	(1,061,307)	1,094,996	(52,436)	18,747	(524,129)

Beijing Lianjia, one of the VIEs, and its subsidiaries used to be the operating entities of our existing home transaction and new home transaction services and certain other home-related emerging and other services before the completion of our reorganization, which started from November 2018 and was completed in July 2019. Through a series of restructuring transactions, most of such subsidiaries of Beijing Lianjia, as well as all of the operating branches of Beijing Lianjia, have become wholly-owned by the applicable WFOEs and our other PRC subsidiaries. Since July 2019, consequently, our PRC subsidiaries have replaced Beijing Lianjia to be the providers of such existing home transaction and new home transaction services and certain home-related emerging and other services. The decrease in revenues contributed by the VIEs, excluding inter-group transactions, from 11.6% in 2019 to 1.4% in 2020 and 1.2% in 2021 is primarily attributable to the reorganization.

KE Holdings Inc.

April 8, 2022

The following table presents condensed consolidating schedule of cash flow data for the VIEs and other entities for the years ended presented.

	For the Year ended December 31
	2019
	Parent	Other Subsidiaries	Primary Beneficiary of VIEs	VIEs	Eliminations	Consolidated

	(RMB in thousands)
Cash flows from operating activities:
Operating cash flow from third parties	9,224	4,407,819	(69,396)	(4,235,021)	—	112,626
Operating cash flow from the Group companies (4)	—	(10,936,826)	—	10,936,826	—	—
Net cash provided by (used in) operating activities	9,224	(6,529,007)	(69,396)	6,701,805	—	112,626

Cash flows from investing activities:
Purchases of short-term investments	—	(708,760)	—	(9,642,825)	—	(10,351,585)
Maturities of short-term investments	—	787,325	—	10,349,057	—	11,136,382
Cash paid for business combination, net of cash acquired	—	(772,783)	—	—	—	(772,783)
Purchases of property, equipment and intangible assets	—	(691,187)	—	(11,821)	—	(703,008)
Investments in and loans to subsidiaries and VIEs (2)	(15,719,863)	(8,749,538)	(5,471,195)	—	29,940,596	—
Loans to related parties	—	(584,576)	—	—	—	(584,576)
Repayments of loans from related parties	—	580,000	—	95,792	—	675,792
Financing receivables originated	—	—	—	(16,178,638)	—	(16,178,638)
Collections of financing receivables principal	—	—	—	14,792,984	—	14,792,984
Purchases of long-term investments	—	(1,727,252)	—	(190,608)	—	(1,917,860)
Other investing activities	—	(63,568)	6,013	87,125	—	29,570
Net cash provided by (used in) investing activities	(15,719,863)	(11,930,339)	(5,465,182)	(698,934)	29,940,596	(3,873,722)
Cash flows from financing activities:
Proceeds from issues of convertible redeemable preferred shares	15,844,058	—	—	—	—	15,844,058
Cash transferred from subsidiaries to parent company for Reorganization	—	—	—	—	—	—
Proceeds and loans from Parent and other Group companies(2)	—	21,191,058	8,749,538	—	(29,940,596)	—
Ordinary shares issued upon IPO, net of issuance costs	—	—	—	—	—	—
Ordinary shares issued upon follow-on public offering, net of issuance costs	—	—	—	—	—	—
Proceeds from short-term borrowings	1,532,545	—	—	1,800,798	—	3,333,343
Repayments of short-term borrowings	(1,532,545)	—	—	(1,290,798)	—	(2,823,343)
Proceeds from funding debts	—	—	—	3,950,227	—	3,950,227
Repayments of funding debts	—	—	—	(2,582,213)	—	(2,582,213)
Proceeds from long-term borrowings	—	4,880,423	—	—	—	4,880,423
Repayments of long-term borrowings	—	—	—	—	—	—
Reinjection of capital from preferred shareholders in connection with the Reorganization	9,892,606	—	—	—	—	9,892,606
Repatriation of capital to preferred shareholders to facilitate the Reorganization	—	—	—	(6,931,136)	—	(6,931,136)
Repurchases of preferred shares	—	—	—	(2,414,607)	—	(2,414,607)
Other financing activities	27,125	(175,744)	—	25,657	—	(122,962)
Net cash provided by (used in) financing activities	25,763,789	25,895,737	8,749,538	(7,442,072)	(29,940,596)	23,026,396

Effect of exchange rate change on cash, cash equivalents and restricted cash	(43,253)	(32,527)	(19,142)	—	—	(94,922)
Net increase (decrease) in cash, cash equivalents and restricted cash	10,009,897	7,403,864	3,195,818	(1,439,201)	—	19,170,378
Cash, cash equivalents and restricted cash at the beginning of the year	2,515,377	1,243,027	68,632	8,933,162	—	12,760,198
Cash, cash equivalents and restricted cash at the end of the year	12,525,274	8,646,891	3,264,450	7,493,961	—	31,930,576

KE Holdings Inc.

April 8, 2022

	For the Year ended December 31
	2020
	Parent	Other Subsidiaries	Primary Beneficiary of VIEs	VIEs	Eliminations	Consolidated

	(RMB in thousands)
Cash flows from operating activities:
Operating cash flow from third parties	(72,175)	9,907,895	53,998	(527,769)	—	9,361,949
Operating cash flow from the Group companies (4)	—	1,664,566	—	(1,664,566)	—	—
Net cash provided by (used in) operating activities	(72,175)	11,572,461	53,998	(2,192,335)	—	9,361,949

Cash flows from investing activities:
Purchases of short-term investments	(13,152,338)	(28,487,954)	(3,500,000)	(7,825,781)	—	(52,966,073)
Maturities of short-term investments	9,295,994	20,670,203	1,512,368	8,289,079	—	39,767,644
Cash paid for business combination, net of cash acquired	—	(10,800)	—	—	—	(10,800)
Purchases of property, equipment and intangible assets	—	(887,002)	—	—	—	(887,002)
Investments in and loans to subsidiaries and VIEs(2)	(38,818,154)	10,975,112	16,148,167	—	11,694,875	—
Loans to related parties	—	(29,953)	—	—	—	(29,953)
Repayments of loans from related parties	—	2,151	—	1,909,500	—	1,911,651
Financing receivables originated	—	(3,625,817)	—	(33,551,045)	—	(37,176,862)
Collections of financing receivables principal	—	612,361	—	34,772,082	—	35,384,443
Purchases of long-term investments	—	(996,123)	—	—	—	(996,123)
Other investing activities	—	195,361	10,082	(179,986)	—	25,457
Net cash provided by (used in) investing activities	(42,674,498)	(1,582,461)	14,170,617	3,413,849	11,694,875	(14,977,618)
Cash flows from financing activities:
Proceeds from issues of convertible redeemable preferred shares	—	—	—	—	—	—
Cash transferred from subsidiaries to parent company for Reorganization	2,351,587	(2,351,587)	—	—	—	—
Proceeds and loans from Parent and other Group companies(2)	—	22,669,987	(10,975,112)	—	(11,694,875)	—
Ordinary shares issued upon IPO, net of issuance costs	16,345,822	—	—	—	—	16,345,822
Ordinary shares issued upon follow-on public offering, net of issuance costs	15,284,283	—	—	—	—	15,284,283
Proceeds from short-term borrowings	—	—	—	250,000	—	250,000
Repayments of short-term borrowings	—	—	—	(970,000)	—	(970,000)
Proceeds from funding debts	—	—	—	3,260,988	—	3,260,988
Repayments of funding debts	—	—	—	(4,032,701)	—	(4,032,701)
Proceeds from long-term borrowings	—	42,040	—	—	—	42,040
Repayments of long-term borrowings	—	(4,528,725)	—	—	—	(4,528,725)
Reinjection of capital from preferred shareholders in connection with the Reorganization	—	—	—	—	—	—
Repatriation of capital to preferred shareholders to facilitate the Reorganization	—	—	—	—	—	—
Repurchases of preferred shares	—	—	—	—	—	—
Other financing activities	169,915	(335,237)	—	(80,135)	—	(245,457)
Net cash provided by (used in) financing activities	34,151,607	15,496,478	(10,975,112)	(1,571,848)	(11,694,875)	25,406,250

Effect of exchange rate change on cash, cash equivalents and restricted cash	(668,623)	(1,517,097)	2,038	—	—	(2,183,682)
Net increase (decrease) in cash, cash equivalents and restricted cash	(9,263,689)	23,969,381	3,251,541	(350,334)	—	17,606,899
Cash, cash equivalents and restricted cash at the beginning of the year	12,525,274	8,646,891	3,264,450	7,493,961	—	31,930,576
Cash, cash equivalents and restricted cash at the end of the year	3,261,585	32,616,272	6,515,991	7,143,627	—	49,537,475

KE Holdings Inc.

April 8, 2022

	For the Year ended December 31
	2021
	Parent	Other Subsidiaries	Primary Beneficiary of VIEs	VIEs	Eliminations	Consolidated

	(RMB in thousands)
Cash flows from operating activities:
Operating cash flow from third parties	(10,302)	5,554,526	2,961	(1,952,063)	—	3,595,122
Operating cash flow from the Group companies(4)	—	(347,163)	—	347,163	—	—
Net cash provided by (used in) operating activities	(10,302)	5,207,363	2,961	(1,604,900)	—	3,595,122

Cash flows from investing activities:
Purchases of short-term investments	(4,756,634)	(35,872,756)	(2,450,000)	(4,775,300)	—	(47,854,690)
Maturities of short-term investments	8,682,468	21,774,553	1,970,470	5,551,500	—	37,978,991
Cash paid for business combination, net of cash acquired	—	(21,842)	—	—	—	(21,842)
Purchases of property, equipment and intangible assets	—	(1,419,401)	—	(10,576)	—	(1,429,977)
Investments in and loans to subsidiaries and VIEs(2)	(4,581,814)	1,112,757	765,526	—	2,703,531	—
Loans to related parties	—	(28,100)	—	—	—	(28,100)
Repayments of loans from related parties	—	21,690	—	—	—	21,690
Financing receivables originated	—	(70,478)	—	(32,895,707)	—	(32,966,185)
Collections of financing receivables principal	—	109,238	—	36,169,780	—	36,279,018
Purchases of long-term investments	(3,243,210)	(14,640,921)	—	(255,369)	—	(18,139,500)
Other investing activities	715,957	595,711	(34,948)	(199)	—	1,276,521
Net cash provided by (used in) investing activities	(3,183,233)	(28,439,549)	251,048	3,784,129	2,703,531	(24,884,074)
Cash flows from financing activities:
Proceeds from issues of convertible redeemable preferred shares	—	—	—	—	—	—
Cash transferred from subsidiaries to parent company for Reorganization	—	—	—	—	—	—
Proceeds and loans from Parent and other Group companies(2)	—	3,923,208	(1,112,757)	(106,920)	(2,703,531)	—
Ordinary shares issued upon IPO, net of issuance costs	—	—	—	—	—	—
Ordinary shares issued upon follow-on public offering, net of issuance costs	—	—	—	—	—	—
Proceeds from short-term borrowings	—	260,000	—	—	—	260,000
Repayments of short-term borrowings	—	—	—	—	—	-
Proceeds from funding debts	—	—	—	507,543	—	507,543
Repayments of funding debts	—	—	—	(1,840,853)	—	(1,840,853)
Proceeds from long-term borrowings	—	—	—	—	—	—
Repayments of long-term borrowings	—	—	—	—	—	—
Reinjection of capital from preferred shareholders in connection with the Reorganization	—	—	—	—	—	—
Repatriation of capital to preferred shareholders to facilitate the Reorganization	—	—	—	—	—	—
Repurchases of preferred shares	—	—	—	—	—	—
Other financing activities	7	(870)	—	—	—	(863)
Net cash provided by (used in) financing activities	7	4,182,338	(1,112,757)	(1,440,230)	(2,703,531)	(1,074,173)
Effect of exchange rate change on cash, cash equivalents and restricted cash	(12,822)	(443,407)	14,088	—	—	(442,141)
Net increase (decrease) in cash, cash equivalents and restricted cash	(3,206,350)	(19,493,255)	(844,660)	738,999	—	(22,805,266)
Cash, cash equivalents and restricted cash at the beginning of the year	3,261,585	32,616,271	6,515,991	7,143,628	—	49,537,475
Cash, cash equivalents and restricted cash at the end of the year	55,235	13,123,016	5,671,331	7,882,627	—	26,732,209

KE Holdings Inc.

April 8, 2022

Notes:

(1)	Represents the intercompany balances among Parent, the Primary Beneficiary of VIEs, Other Subsidiaries, and VIEs, and the elimination among them.

(2)	Represents the investment in and loans to the Primary Beneficiary of VIEs and Other Subsidiaries by the Parent, and intercompany loans among the Primary Beneficiary of VIEs, Other Subsidiaries, and VIEs, and the elimination among them, and share of income (loss) of subsidiaries and VIEs under the equity method of accounting. The Parent transfers cash to its wholly-owned Hong Kong subsidiaries by making capital contributions or providing loans, and the Hong Kong subsidiaries transfer cash to the Primary Beneficiary of VIEs and other PRC subsidiaries by making capital contributions or providing loans to them. The Primary Beneficiary of VIEs also have intercompany loans with Other Subsidiaries and certain VIEs as part of our cash management program.

(3)	Represents the intercompany transfer of intangible asset (advertising resources) from Parent to subsidiaries in 2020, transfer of a trademark from VIE to subsidiaries in 2018, the adjustment of amortization in relation to these intangible assets, and the elimination of gain recognized in this transaction.

(4)	Represents intercompany sales of services eliminated at the consolidation level, including payment platform, referral and other services provided by VIEs to Other Subsidiaries, and technical support services provided by Other Subsidiaries to VIEs.

Set forth below is the table showing the movement of investment in subsidiaries and VIEs in the Parent’s financial statements as of and for the years ended December 31, 2019, 2020 and 2021.

KE Holdings Inc.

April 8, 2022

Investment in subsidiaries and VIEs (RMB in thousands)
January 1, 2019	9,587,416
Share of loss of subsidiaries and VIEs	(1,588,194)
Share-based compensation costs incurred on behalf of subsidiaries and VIEs	2,892,352
Capital repatriation in connection with the Reorganization	(9,892,606)
Capital injection to subsidiaries	15,651,227
Payments made by subsidiaries on behalf of the Company	(76,836)
Share of other changes in the capital accounts of subsidiaries and VIEs	36,509
Foreign currency translation	21,009
December 31, 2019	16,630,877
Share of income of subsidiaries and VIEs	2,062,889
Share-based compensation costs incurred on behalf of subsidiaries and VIEs	2,252,589
Capital repatriation in connection with the Reorganization	(2,351,587)
Capital injection to subsidiaries	38,867,338
Ordinary shares issued to fund a subsidiary’s acquisition	605,395
Share of other changes in the capital accounts of subsidiaries and VIEs	(51,228)
Foreign currency translation	(980,672)
December 31, 2020	57,035,601
Share of loss of subsidiaries and VIEs	(748,580)
Share-based compensation costs incurred on behalf of subsidiaries and VIEs	1,537,995
Capital injection to subsidiaries	4,581,814
Foreign currency translation	(117,766)
December 31, 2021	62,289,064

”

The Company further respectfully advises the Staff that it will provide the updated information by the time it files its annual report on Form 20-F for the fiscal year ended December 31, 2021 and onwards.

D. Risk Factors, page 8

9.	We note your disclosure about the Holding Foreign Companies Accountable Act. Please expand your risk factors to disclose that the United States Senate has passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would decrease the number of "non-inspection years" from three years to two years, and thus, would reduce the time before your securities may be prohibited from trading or delisted. Update your disclosure to reflect that the Commission adopted rules to implement the HFCAA and that, pursuant to the HFCAA, the PCAOB has issued its report notifying the Commission of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong.

KE Holdings Inc.

April 8, 2022

In response to the Staff’s comment, the Company respectfully proposes to revise and include the following relevant risk factors in its future Form 20-F filings, subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

“The PCAOB is currently unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor deprives our investors with the benefits of such inspections.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Since our auditor is located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the PRC authorities, our auditor is not currently inspected by the PCAOB. As a result, we and investors in our ADSs are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors in our ADSs to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

Our ADSs will be prohibited from trading in the United States under the HFCAA in 2024 if the PCAOB is unable to inspect or fully investigate auditors located in China, or in 2023 if proposed changes to the law are enacted. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

The HFCAA, which was signed into law on December 18, 2020, states that if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection for the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in Mainland China and Hong Kong. The PCAOB identified our auditor as one of the registered public accounting firms that the PCAOB is unable to inspect or investigate completely.

KE Holdings Inc.

April 8, 2022

Whether the PCAOB will be able to conduct inspections of our auditor before the issuance of our financial statements on the annual report on Form 20-F for the year ending December 31, 2023 which is due by April 30, 2024, or at all, is subject to substantial uncertainty and depends on a number of factors out of our, and our auditor’s, control. If our ADSs are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the United States. Such a prohibition would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would materially and adversely affect our business, financial condition, and prospects.

On June 22, 2021, the U.S. Senate passed a bill which would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two. On February 4, 2022, the U.S. House of Representatives passed a bill which contained, among other things, an identical provision. If this provision is enacted into law and the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA is reduced from three years to two, then our shares and ADSs could be prohibited from trading in the United States in 2023.”

KE Holdings Inc.

April 8, 2022

10.	Disclose the risks that being based in or having the majority of the company’s operations in China poses to investors. For example, specifically discuss the risk that the rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of the securities you are registering for sale.

In response to the Staff’s comment, the Company respectfully proposes to revise and include the following relevant risk factors in its future Form 20-F filings, subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

Uncertainties with respect to the PRC legal system could materially and adversely affect us.

The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions under the civil law system may be cited for reference but have limited precedential value. The overall effect of legislation over the past three decades has significantly enhanced the protections afforded to various forms of foreign investments in China. However, China has not developed a fully integrated legal system, and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. Since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules may not be uniform and enforcement of these laws, regulations and rules involves uncertainties. These evolvements and uncertainties may affect our judgment on the relevance of legal requirements and our ability to enforce our contractual rights or tort claims. Besides, the PRC is geographically large and divided into various provinces and municipalities and, as such, different laws, rules, regulations and policies may have different and varying applications and interpretations in different parts of the PRC. Legislation or regulations, particularly in local applications, may be enacted without sufficient prior notice or announcement to the public. In addition, the regulatory uncertainties may be exploited through unmerited or frivolous legal actions or threats in attempts to extract payments or benefits from us. Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis, or at all, and may have a retroactive effect. Given above, we may be required to take more responsibilities or meet additional requirements in the future than we currently expect, and may not be aware of our violation of any of these policies and rules until sometime after the violation. Agreements that are governed by PRC laws may be more difficult to enforce by legal or arbitral proceedings in the PRC than that in other countries with different legal systems. In addition, any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention.

The PRC government’s oversight and discretion over our business operations could result in a material adverse change in our operations and the value of our ADSs.

We conduct our business primarily in China. Our operations in China are governed by PRC laws and regulations. The PRC government has significant oversight and discretion over the conduct of our business, and may intervenes or influence our operations as the government deems appropriate to advance regulatory and societal goals and policy positions. The PRC government has recently published new policies that significantly affected certain industries and we cannot rule out the possibility that it will in the future release regulations or policies that directly or indirectly affect our industry or require us to seek additional permission to continue our operations, which could result in a material adverse change in our operation and/or the value of our ADSs. Therefore, investors of our company and our business face potential uncertainty from actions taken by the PRC government affecting our business.”

KE Holdings Inc.

April 8, 2022

General

11.	We note that many of your officers and directors are located outside of the United States. Please include a separate section on enforcement of liabilities addressing the ability of shareholders to enforce their legal rights under United States securities laws. Please also revise the risk factor on page 42 to expand upon this risk.

In response to the Staff’s comment, the Company respectfully proposes to include the following disclosure in Item 6 of its future Form 20-F filings, subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

“Enforceability of Civil Liabilities

Most of our operations are conducted in China, and substantially all of our assets are located in China. A majority of our directors and executive officers are nationals or residents of jurisdictions other than the United States and most of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these individuals, to bring an action against us or these individuals in the United States, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

We have appointed Cogency Global Inc., located at 122 East 42nd Street, 18th Floor, New York, NY 10168, as our agent upon whom process may be served in any action brought against us under the securities laws of the United States.

We have been informed by our Cayman Islands legal counsel that the United States and the Cayman Islands do not have a treaty providing for reciprocal recognition and enforcement of judgments of U.S. courts in civil and commercial matters and that there is uncertainty as to whether the courts of the Cayman Islands would (i) recognize or enforce judgments of U.S. courts obtained against us or our directors or officers, predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States, or (ii) entertain original actions brought in the Cayman Islands against us or our directors or officers, predicated upon the securities laws of the United States or any state in the United States. We have also been advised by our Cayman Islands legal counsel that a judgment obtained in any federal or state court in the United States will be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided such judgment (i) is given by a foreign court of competent jurisdiction, (ii) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given, (iii) is final, (iv) is not in respect of taxes, a fine or a penalty, and (v) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands.

However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the United States courts under the civil liability provisions of the securities laws if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. Because the courts of the Cayman Islands have yet to rule on whether such judgments are penal or punitive in nature, it is uncertain whether such civil liability judgments from U.S. courts would be enforceable in the Cayman Islands.

Our PRC legal counsel has advised us that there is uncertainty as to whether the courts of China would:

•	recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

•	entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

KE Holdings Inc.

April 8, 2022

Our PRC legal counsel has further advised us that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law and other applicable laws and regulations based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other form of reciprocity with the United States or the Cayman Islands that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, courts in the PRC will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC law or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States or in the Cayman Islands. Under the PRC Civil Procedures Law, foreign shareholders may originate actions based on PRC law against a company in China for disputes if they can establish sufficient nexus to the PRC for a PRC court to have jurisdiction, and meet other procedural requirements. It will be, however, difficult for U.S. shareholders to originate actions against us in the PRC in accordance with PRC laws because we are incorporated under the laws of the Cayman Islands and it will be difficult for U.S. shareholders, by virtue only of holding the ADSs or ordinary shares, to establish a connection to the PRC for a PRC court to have jurisdiction as required under the PRC Civil Procedures Law.”

In response to the Staff’s comment, the Company respectfully proposes to revise and include the following risk factor in its future Form 20-F filings:

“You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions against us or our directors and officers named in the annual report based on foreign laws.

We are a company incorporated under the laws of the Cayman Islands, we conduct substantially all of our operations in China, and substantially all of our assets are located in China. A majority of our directors and executive officers are nationals or residents of jurisdictions other than the United States and most of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these individuals, to bring an action against us or these individuals in the United States, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

KE Holdings Inc.

April 8, 2022

The United States and the Cayman Islands do not have a treaty providing for reciprocal recognition and enforcement of judgments of U.S. courts in civil and commercial matters and that there is uncertainty as to whether the courts of the Cayman Islands would (i) recognize or enforce judgments of U.S. courts obtained against us or our directors or officers, predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States, or (ii) entertain original actions brought in the Cayman Islands against us or our directors or officers, predicated upon the securities laws of the United States or any state in the United States. A judgment obtained in any federal or state court in the United States will be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided such judgment (i) is given by a foreign court of competent jurisdiction, (ii) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given, (iii) is final, (iv) is not in respect of taxes, a fine or a penalty, and (v) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands. However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the United States courts under the civil liability provisions of the securities laws if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. Because the courts of the Cayman Islands have yet to rule on whether such judgments are penal or punitive in nature, it is uncertain whether such civil liability judgments from U.S. courts would be enforceable in the Cayman Islands.

The recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other forms of reciprocity with the United States that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, the PRC courts will not enforce a foreign judgment against us or our director and officers if they decide that the judgment violates the basic principles of PRC laws or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests through actions against our management, directors or major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.”

*      *      *

Very truly yours,

/s/ Tao Xu
Tao Xu
Chief Financial Officer

cc:	Yongdong Peng, Chairman of the Board of Directors and Chief Executive Officer, KE Holdings Inc.

Z. Julie Gao, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Yuting Wu, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Walter Zhang, Partner, PricewaterhouseCoopers Zhong Tian LLP